Exhibit 99.1

TMX, NYSE — HBM 2014 No. 39

Hudbay Completes Offering of US$170,000,000 Senior Unsecured Notes

Toronto, Ontario, August 6, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX:HBM) (NYSE:HBM) today announced that it has completed its previously announced offering of US$170 million aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Notes”). The Notes are in addition to the US$750 million aggregate principal amount of 9.50% senior unsecured notes that Hudbay issued in September 2012, June 2013 and December 2013 (the “Existing Notes”).  The Notes were priced at 107% of the aggregate principal amount, providing the company with gross proceeds of US$181.9 million and will yield 8.03% to maturity.  Hudbay plans to use the net proceeds from the offering for the repayment of existing debt of its new approximately 96%-owned subsidiary, Augusta Resource Corporation (“Augusta”), and for general corporate purposes.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction.  The Notes have not been qualified by a prospectus in Canada.  Unless they are registered or qualified by a prospectus, the Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction.  In the United States, the Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  In connection with the offering of the Notes, Hudbay has entered into a registration rights agreement pursuant to which it has agreed to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the notes to become effective.

The Notes will constitute a part of the same series of notes as the Existing Notes for all purposes of the indenture and once exchanged pursuant to the exchange offer are expected to be fungible and have the same CUSIP number as the Existing Notes.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information includes information that relates to, among other things, the company’s objectives, strategies, and intentions and future financial and operating performance and prospects, its intention to complete the exchange offer and its expectations as to the use of proceeds from the offering.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that the company identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of its business strategy, including the success of its strategic investments and initiatives; the availability of financing for its exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect its ability to develop its projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and Hudbay’s intentions with respect to Augusta.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond its control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect the company’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in the its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent annual information form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

Candace Brule

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com